UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Despegar.com, Corp. (the “Company”) is furnishing as Exhibit 99.1 to this Form 6-K the Company’s Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019.

Exhibit No.	Description of Exhibit

99.1	Interim Unaudited Condensed Consolidated Financial Statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2020

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini

Name: Mariano Scagliarini

Title: General Counsel